SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Results of the 34th Annual General Meeting of Shareholders

On March 15, 2019, LG. Display Co., Ltd. held its 34th Annual General Meeting of shareholders for the fiscal year 2018. All of the following four agenda items for approval were approved as originally proposed.

1. Approval of Consolidated & Separate Financial Statements of Fiscal Year 2018.

2. Amendment to the Articles of Incorporation

3. Appointment of Directors. *

4. Appointment of Audit Committee Members. *

5. Approval of Remuneration Limit for Directors in 2019.

*	Details of Directors:

Young Soo Kwon (Non-standing Director)

Date of birth: February, 1957

Candidate for Outside Director: None

Nominator: Board of Directors

Appointment Term: 3 years

Type of appointment: Newly Appointed

Main experience: CEO of LG Display

Present position: CEO & President, LG

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

Kun Tai Han (Outside Director)

Date of birth: October, 1956

Candidate for Outside Director: Yes

Nominator: Outside Director Nomination Committee

Appointment Term: 3 years

Type of appointment: Reappointed

Main experience: CEO, Korea Leadership Center

Present position: CEO, Han’s Consulting

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

Chang-Yang Lee (Outside Director)

Date of birth: September, 1962

Candidate for Outside Director: Yes

Nominator: Outside Director Nomination Committee

Appointment Term: 3 years

Type of appointment: Newly Appointed

Main experience: Policy making at the Ministry of Trade and Industry of Korea

Present position: Professor of Economics and Public Policy, KAIST

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

Dong Hee Suh (Standing Director)

Date of birth: February, 1964

Candidate for Outside Director: None

Nominator: Board of Directors

Appointment Term: 1 years

Type of appointment: Newly Appointed

Main experience: Head of Ethical Management Department, LG Household & Health Care

Present position: CFO & Senior Vice President, LG Display

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

*	Details of Audit Committee Members:

Kun Tai Han (Outside Director)

Date of birth: October, 1956

Candidate for Outside Director: Yes

Nominator: Board of Directors

Appointment Term: 3 years

Type of appointment: Reappointed

Main experience: CEO, Korea Leadership Center

Present position: CEO, Han’s Consulting

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

Chang-Yang Lee (Outside Director)

Date of birth: September, 1962

Candidate for Outside Director: Yes

Nominator: Board of Directors

Appointment Term: 3 years

Type of appointment: Newly Appointed

Main experience: Policy making at the Ministry of Trade and Industry of Korea

Present position: Professor of Economics and Public Policy, KAIST

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 15, 2019	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President